Exhibit 99.1

Amdocs Limited Reports Record Quarterly Revenue of $908M

Expects FY15 Non-GAAP Diluted EPS Growth Towards the Midpoint of the Previously Guided Range of 4.5%-7.5% YoY

Key highlights:

•	Closed the previously announced acquisition of the Comverse business support systems (BSS) assets on July 2, 2015, for $273 million in cash

•	Third fiscal quarter revenue of $908 million, within the $885-$925 million guidance range. Revenue was in line with the midpoint of expectations, excluding foreign currency movements. Foreign currency movements positively affected revenue by approximately $1 million relative to the second quarter of fiscal 2015

•	Third fiscal quarter non-GAAP operating income of $155 million; non-GAAP operating margin of 17.1%; GAAP operating income of $127 million

•	Third fiscal quarter diluted non-GAAP EPS of $0.84, two cents above midpoint of the $0.79-$0.85 guidance range, excluding amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expense, net of related tax effects

•	Diluted GAAP EPS of $0.69 for the third fiscal quarter, within the $0.65-$0.73 guidance range

•	Strong free cash flow of $190 million for the third fiscal quarter

•	Repurchased $60 million of ordinary shares during the third fiscal quarter

•	Twelve-month backlog of $3.01 billion at the end of the third fiscal quarter, up $10 million from the end of the second quarter of fiscal 2015

•	The Board of Directors approved a $0.17 per share quarterly cash dividend to be paid on October 16, 2015

•	Fourth quarter fiscal 2015 guidance: Expected revenue of approximately $915-$955 million, including the acquired Comverse BSS assets. Expected diluted non-GAAP

EPS of approximately $0.79-$0.85, excluding amortization of purchased intangible assets and other acquisition-related costs, at least $0.09 per share of nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets, and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Expected diluted GAAP EPS of approximately $0.49-$0.59. The impact on diluted GAAP EPS of the acquisition of the Comverse BSS assets is subject to finalization of the purchase price allocation by Amdocs

•	Full year fiscal 2015 revenue guidance: Expects fiscal 2015 revenue growth, on a constant currency basis, towards the midpoint of the guidance range provided on November 4, 2014 of 2.5% to 5.5% year-over-year. Expects fiscal 2015 reported revenue growth of 2.0% to 3.0% year-over-year

ST. LOUIS – July 29, 2015 – Amdocs Limited (NASDAQ: DOX) today reported that for its third fiscal quarter ended June 30, 2015, revenue was $907.9 million, up 0.6% sequentially from the second fiscal quarter of 2015 and up 0.6% as compared to last year’s third fiscal quarter. Third fiscal quarter revenue includes a positive impact from foreign currency movements of approximately $1 million relative to the second quarter of fiscal 2015. Net income on a non-GAAP basis was $131.2 million, or $0.84 per diluted share, compared to non-GAAP net income of $130.9 million, or $0.81 per diluted share, in the third quarter of fiscal 2014. Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs and equity-based compensation expenses of $23.4 million, net of related tax effects, in the third quarter of fiscal 2015 and excludes such amortization and other acquisition-related costs and equity-based compensation expenses of $21.1 million, net of related tax effects, in the third quarter of fiscal 2014. The Company’s GAAP net income for the third quarter of fiscal 2015 was $107.8 million, or $0.69 per diluted share, compared to GAAP net income of $109.8 million, or $0.68 per diluted share, in the prior fiscal year’s third quarter.

“We are pleased with our solid results for the third fiscal quarter and the continued progress we have made executing on our various growth initiatives. During the quarter, we expanded our product suite with the launch of CES 9.3 and renewed several managed services agreements which broaden those customer relationships for the long-term. At the same time, we remained focused on our delivery and execution, such as the recently completed migration of FarEastTone’s prepaid subscribers to an advanced Amdocs charging and billing system. Finally, the ramp-up of project awards with strategic customers contributed to another quarter of record revenue in our Rest of the World markets,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “Shortly after the close of the third quarter, we completed the acquisition of a substantial majority of Comverse’s BSS assets for $273 million in cash. The integration process is now underway and we are committed to ensuring business continuity and support for all aspects of the customer relationships acquired from Comverse. Along these lines, a leading service provider in Latin America recently upgraded its business support system based on the Comverse Kenan technology we acquired to deliver new services, reduce costs and support its growing customer base. Moreover, we look forward to strengthening and expanding our relationship with Comverse BSS customers such as this by bringing world class services, capabilities and a much broader range of offerings for their long-term benefit.”

Gelman concluded, “We enter our fourth fiscal quarter with a strong win rate for the year to date. Uncertainty persists as a result of consolidation activity in our key markets, but our competitive position remains strong and we expect to benefit once trends improve. Additionally, our consistent focus on operational and financial execution continues to manifest in strong free cash flow generation. Combined with our commitment to proactively allocate capital over the short and long-term, we believe that we can deliver diluted non-GAAP earnings per share growth towards the midpoint of our previously guided range of 4.5% to 7.5% for the full fiscal year 2015.”

Financial Discussion of Third Fiscal Quarter Results

Free cash flow was $190 million for the quarter, comprised of cash flow from operations of $222 million less $32 million in net capital expenditures and other.

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.01 billion at the end of the third quarter of fiscal 2015, up $10 million sequentially.

Financial Outlook

Amdocs expects that revenue for the fourth quarter of fiscal 2015 will be approximately $915-$955 million, including the acquired Comverse BSS assets. This outlook takes into consideration our expectations regarding macro and industry specific risks and various uncertainties resulting from current and potential customer consolidation activity in North America. However, we remind you that we cannot predict all possible outcomes.

Diluted earnings per share on a non-GAAP basis for the fourth fiscal quarter is expected to be $0.79-$0.85, excluding amortization of purchased intangible assets and other acquisition-related costs, at least $0.09 per share of nonrecurring restructuring charges associated with the acquisition of the Comverse BSS assets, and approximately $0.05-$0.06 per share of equity-based compensation expense, net of related tax effects. Amdocs estimates GAAP diluted earnings per share for the fourth fiscal quarter will be $0.49-$0.59. The impact on diluted GAAP EPS of the acquisition of the Comverse BSS assets is subject to finalization of the purchase price allocation by Amdocs.

Quarterly Cash Dividend Program

On July 29, 2015, the Board approved the Company’s next quarterly cash dividend payment of $0.17 per share and set September 30, 2015 as the record date for determining the shareholders entitled to receive the dividend, which is payable on October 16, 2015.

Conference Call Details

Amdocs will host a conference call on July 29, 2015 at 5:00 p.m. Eastern Time to discuss the Company’s third fiscal quarter results. To participate, please dial +1 (330) 863-3318, or +1 (855) 870-4313 outside the United States, approximately 15 minutes before the call and enter passcode 69811795. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	nonrecurring restructuring charges associated with the Comverse acquisition;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expense, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expense, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

About Amdocs

Amdocs is the market-leader in customer experience software solutions and services for the world’s largest communications, entertainment and media service providers. Our portfolio powers The New World of Customer Experience™, where a wide array of innovative and personalized services are delivered seamlessly to end users, regardless of device or network.

For more than 30 years, Amdocs solutions, which include BSS, OSS, network control and optimization, coupled with our professional and managed services, have accelerated business value for our customers by streamlining complex operating environments, reducing costs and speeding time to market for new products and services.

Amdocs and our more than 24,000 employees serve customers in over 90 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.6 billion in fiscal 2014.

Amdocs: Embrace Challenge, Experience Success.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company’s filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2014 filed on December 8, 2014, our Form 6-K furnished for the first quarter of fiscal 2015 on February 9, 2015 and our Form 6-K furnished for the second quarter of fiscal 2015 on May 11, 2015.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(in thousands, except per share data)

	Three months ended		Nine months ended
	June 30,		June 30,
	2015	2014	2015	2014
Revenue	$907,897	$902,477	$2,716,762	$2,663,376

Operating expenses:
Cost of revenue	592,366	584,604	1,746,383	1,725,291
Research and development	62,598	64,863	189,044	190,292
Selling, general and administrative	108,128	112,681	328,894	335,078
Amortization of purchased intangible assets and other	18,078	15,326	46,193	43,174

	781,170	777,474	2,310,514	2,293,835

Operating income	126,727	125,003	406,248	369,541

Interest and other expense, net	1,044	748	1,169	4,060

Income before income taxes	125,683	124,255	405,079	365,481

Income taxes	17,901	14,428	50,046	43,862

Net income	$107,782	$109,827	$355,033	$321,619

Basic earnings per share	$0.70	$0.69	$2.29	$2.02

Diluted earnings per share	$0.69	$0.68	$2.26	$1.99

Basic weighted average number of shares outstanding	154,101	159,257	155,037	159,574

Diluted weighted average number of shares outstanding	156,581	161,725	157,352	161,939

Cash dividends declared per share	$0.170	$0.155	$0.495	$0.440

AMDOCS LIMITED

Selected Financial Metrics

(in thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2015	2014	2015	2014
Revenue	$907,897	$902,477	$2,716,762	$2,663,376
Non-GAAP operating income	155,305	150,849	461,758	446,735
Non-GAAP net income	131,215	130,919	399,347	385,333
Non-GAAP diluted earnings per share	$0.84	$0.81	$2.54	$2.38
Diluted weighted average number of shares outstanding	156,581	161,725	157,352	161,939

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Three months ended June 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$592,366	$—	$(3,786)	$—	$588,580
Research and development	62,598	—	(816)	—	61,782
Selling, general and administrative	108,128	—	(5,898)	—	102,230
Amortization of purchased intangible assets and other	18,078	(18,078)	—	—	—

Total operating expenses	781,170	(18,078)	(10,500)	—	752,592

Operating income	126,727	18,078	10,500	—	155,305

Income taxes	17,901	—	—	5,145	23,046

Net income	$107,782	$18,078	$10,500	$(5,145)	$131,215

	Three months ended June 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$584,604	$—	$(4,297)	$—	$580,307
Research and development	64,863	—	(880)	—	63,983
Selling, general and administrative	112,681	—	(5,343)	—	107,338
Amortization of purchased intangible assets and other	15,326	(15,326)	—	—	—

Total operating expenses	777,474	(15,326)	(10,520)	—	751,628

Operating income	125,003	15,326	10,520	—	150,849

Income taxes	14,428	—	—	4,754	19,182

Net income	$109,827	$15,326	$10,520	$(4,754)	$130,919

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(in thousands)

	Nine months ended June 30, 2015
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,746,383	$—	$(11,767)	$24,906	$—	$1,759,522
Research and development	189,044	—	(2,570)	—	—	186,474
Selling, general and administrative	328,894	—	(19,886)	—	—	309,008
Amortization of purchased intangible assets and other	46,193	(46,193)	—	—	—	—

Total operating expenses	2,310,514	(46,193)	(34,223)	24,906	—	2,255,004

Operating income	406,248	46,193	34,223	(24,906)	—	461,758

Interest and other expense, net	1,169	—	—	3,921	—	5,090

Income taxes	50,046	—	—	—	7,275	57,321

Net income	$355,033	$46,193	$34,223	$(28,827)	$(7,275)	$399,347

	Nine months ended June 30, 2014
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$1,725,291	$—	$(13,220)	$—	$1,712,071
Research and development	190,292	—	(2,685)	—	187,607
Selling, general and administrative	335,078	—	(18,115)	—	316,963
Amortization of purchased intangible assets and other	43,174	(43,174)	—	—	—

Total operating expenses	2,293,835	(43,174)	(34,020)	—	2,216,641

Operating income	369,541	43,174	34,020	—	446,735

Income taxes	43,862	—	—	13,480	57,342

Net income	$321,619	$43,174	$34,020	$(13,480)	$385,333

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(in thousands)

	As of
	June 30, 2015	September 30, 2014
ASSETS

Current assets
Cash, cash equivalents and short-term interest-bearing investments	$1,401,708	$1,424,465
Accounts receivable, net, including unbilled of $96,355 and $134,523, respectively	739,927	715,837
Deferred income taxes and taxes receivable	182,422	148,346
Prepaid expenses and other current assets	130,957	135,326

Total current assets	2,455,014	2,423,974

Equipment and leasehold improvements, net	286,183	288,956
Goodwill and other intangible assets, net	2,071,678	2,106,452
Other noncurrent assets	355,452	365,895

Total assets	$5,168,327	$5,185,277

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable, accruals and other	$850,533	$785,548
Short-term financing arrangements	—	210,000
Deferred revenue	174,425	156,743
Deferred income taxes and taxes payable	76,434	48,456

Total current liabilities	1,101,392	1,200,747
Other noncurrent liabilities	550,634	588,694
Shareholders’ equity	3,516,301	3,395,836

Total liabilities and shareholders’ equity	$5,168,327	$5,185,277

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(in thousands)

	Nine months ended June 30,
	2015	2014
Cash Flow from Operating Activities:
Net income	$355,033	$321,619
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	123,136	116,911
Equity-based compensation expense	34,223	34,020
Deferred income taxes	(22,797)	(5,336)
Excess tax benefit from equity-based compensation	(4,040)	(574)
Loss from short-term interest-bearing investments	275	737
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(22,081)	(40,570)
Prepaid expenses and other current assets	12,612	2,828
Other noncurrent assets	1,310	(17,639)
Accounts payable, accrued expenses and accrued personnel	78,395	25,955
Deferred revenue	6,597	55,625
Income taxes payable	18,498	5,802
Other noncurrent liabilities	(15,314)	16,980

Net cash provided by operating activities	565,847	516,358

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(91,501)	(77,881)
Proceeds from sale of short-term interest-bearing investments	180,758	284,926
Purchase of short-term interest-bearing investments	(184,724)	(294,091)
Net cash paid for acquisitions	(8,099)	(180,540)
Other	931	3,348

Net cash used in investing activities	(102,635)	(264,238)

Cash Flow from Financing Activities:
Payments under financing arrangements	(210,000)	(200,000)
Repurchase of shares	(272,211)	(261,916)
Proceeds from employee stock options exercised	62,951	116,041
Payments of dividends	(74,663)	(66,363)
Excess tax benefit from equity-based compensation	4,040	574
Other	(7)	(710)

Net cash used in financing activities	(489,890)	(412,374)

Net decrease in cash and cash equivalents	(26,678)	(160,254)
Cash and cash equivalents at beginning of period	1,103,269	1,014,192

Cash and cash equivalents at end of period	$1,076,591	$853,938

AMDOCS LIMITED

Supplementary Information

(in millions)

	Three months ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
North America	$623.1	$646.7	$659.1	$662.7	$647.2
Europe	102.3	97.6	106.9	105.3	114.6
Rest of the World	182.5	158.3	140.3	132.3	140.7

Total Revenue	$907.9	$902.6	$906.3	$900.3	$902.5

	Three months ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Managed Services Revenue	$460.6	$448.8	$467.1	$436.4	$438.0

	Three months ended
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
Customer Experience Systems	$883.7	$877.1	$882.4	$871.5	$870.8
Directory	24.2	25.5	23.9	28.8	31.7

Total Revenue	$907.9	$902.6	$906.3	$900.3	$902.5

	As of
	June 30, 2015	March 31, 2015	December 31, 2014	September 30, 2014	June 30, 2014
12-Month Backlog	$3,010	$3,000	$3,030	$3,000	$2,970

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